SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement

and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York
June 27, 2012

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments, at fair value	$57,271,714	$45,378,867

Receivables -
Employer matching contribution	584,152	74,704
Employer retirement contribution	975,751	793,999
Participant contributions	81,997	55,712
Notes receivable from participants	647,651	793,671

Total receivables	2,289,551	1,718,086

Total assets	59,561,265	47,096,953

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	59,561,265	47,096,953

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(448,425)	(321,930)

NET ASSETS AVAILABLE FOR BENEFITS	$59,112,840	$46,775,023

See accompanying notes to the financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$2,516,679
Employer contributions	2,493,181
Rollover contributions	59,754

Total contributions	5,069,614

INVESTMENT INCOME:

Notes receivable repayment interest	32,064
Interest and dividend income	1,356,883

Total investment income	1,388,947

NET ASSET TRANSFERS IN:	10,766,996

Total additions	17,225,557

DEDUCTIONS:

Benefits paid to participants	3,939,410
Net depreciation in fair value of investments	947,205
Administrative expenses	1,125

Total deductions	4,887,740

INCREASE IN NET ASSETS	12,337,817

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	46,775,023

End of year	$59,112,840

See accompanying notes to the financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) that allows employees to make deferred contributions as soon as practicable after their date of hire, as defined in the Plan Document. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee, Custodian and Recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for catch-up contributions to be made. In addition, effective August 31, 2011, participants may make Roth elective deferrals to their account. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month coincident with, or after completion of, one year of service. Effective January 1, 2009, the Company, in its sole discretion, may make a contribution on behalf of each participant who was employed on the last day of the Plan Year, in an amount to be determined by the Company (“Retirement Contribution”). In 2011 and 2010, the Retirement Contribution equaled 3% of annual eligible compensation. For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month coincident with, or after the completion of, two years of service.

Effective July 1, 2011, eligible employees shall be automatically enrolled in the Plan at a deferral rate of 4% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. These same employees shall also be deemed to have elected to increase their deferred contributions in 1% increments in each Plan year following the automatic enrollment up to a maximum deferral rate of 10% of compensation. These contributions are invested in the default investment fund, as defined in the Plan.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may also contribute amounts representing qualifying distributions from other qualified plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Vesting - Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion of their accounts is based on years of service, as defined in the Plan. Participants vest 25% per year for the first two years and 50% for the third year in the Company’s Matching Contribution portion, plus actual earnings thereon.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN (continued)

Forfeited Accounts - At December 31, 2011 and 2010, forfeited non-vested accounts totaled $137,324 and $47,963, respectively. These accounts will be used to reduce the Company’s future contributions (Matching or Retirement) and Plan expenses. During the year ended December 31, 2011 forfeitures of approximately $1,100 were used to offset Plan expenses.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Notes Receivable From Participants - Participants may borrow from their fund amounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. At December 31, 2011, interest rates ranged from 4.25% to 8.75%, for outstanding loans.

Payment of Benefits - On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan, a former plan that was previously merged into the Plan, may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution with the consent of the participant’s spouse. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan Document.

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and common requirements for measurement of, and disclosure about, fair value between U.S. GAAP and International Financial Reporting Standards. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This pronouncement is effective for periods beginning after December 15, 2011 with early adoption prohibited. The Plan does not expect the adoption of this pronouncement to have a material effect on its financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts - The investment in the Vanguard Retirement Savings Trust (VRST) includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the VRST were 3.09% and 2.68%, respectively, for 2011 and 3.36% and 3.01%, respectively, for 2010. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Plan’s management evaluated subsequent events through June 27, 2012, the date the financial statements were available to be issued and no additional disclosures were required.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The Vanguard Retirement Savings Trust (“Trust”), a common collective trust, invests primarily in synthetic guaranteed investment contracts and short-term money market funds. The Trust is valued at fair value based on the fair value of the underlying assets using other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

3.	FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Balanced funds	$10,906,163	$—	$—	$10,906,163
Bond funds	5,857,580	—	—	5,857,580
Growth fund	13,050,050	—	—	13,050,050
Stock funds	2,483,101	—	—	2,483,101
Value fund	14,272,613	—	—	14,272,613
Short-term reserve fund	137,324	—	—	137,324
Common collective trust	—	9,948,952	—	9,948,952
WPP Stock Fund	615,931	—	—	615,931

Total	$47,322,762	$9,948,952	$—	$57,271,714

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Balanced funds	$5,110,372	$—	$—	$5,110,372
Bond fund	2,989,108	—	—	2,989,108
Growth fund	13,497,820	—	—	13,497,820
Stock funds	1,916,230	—	—	1,916,230
Value fund	12,513,165	—	—	12,513,165
Short-term reserve fund	47,963	—	—	47,963
Common collective trust	—	8,534,434	—	8,534,434
WPP Stock Fund	769,775	—	—	769,775

Total	$36,844,433	$8,534,434	$—	$45,378,867

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
Fund	Shares	$ Value	Shares	$ Value
American Europacific Growth Class A	88,607.84	3,115,452	94,053.27	3,890,984
Vanguard Morgan Growth Fund	440,756.04	7,700,008	393,005.69	7,085,893
Vanguard Wellington Fund	198,951.90	6,235,152	194,059.09	6,035,238
Vanguard Retirement Savings Trust	9,500,527.48	9,948,952	8,212,503.50	8,534,434
Vanguard Small-Cap Value Index Fund	203,125.89	3,055,013	*	*
Vanguard Total Bond Mkt Index Fund	487,536.78	5,362,905	281,991.32	2,989,108

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $947,205 as follows:

Investment Category
Mutual funds	$(845,443)
WPP Stock Fund	(101,762)

Net depreciation in fair value of investments	$(947,205)

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2011, the Plan held 11,793 WPP plc ADSs in the WPP Stock Fund, which is valued at $615,931 and at December 31, 2010 the Plan held 12,394 WPP Group plc ADSs in the WPP Stock Fund, which is valued at $769,775.

Certain Plan investments are shares of mutual funds managed by an affiliate of VFTC. VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the company contribution portion of their account.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 5, 2009, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related Trust is tax-exempt.

U.S. GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	NET ASSET TRANSFERS

During 2011, assets of $10,870,396, representing certain participant account balances were transferred in from The Savings & Investment Plan, and assets of $103,400 were transferred out to the Young & Rubicam 401(k)/Savings Plan. Both of these Plans are tax qualified retirement plans each sponsored by an affiliate of the Plan sponsor.

*    *    *

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

	EIN 13-3016062, PN 001	(c) Description of Investment,
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trust:
*	Vanguard Retirement Savings Trust	Common Collective Trust	*	*	$9,948,952

	Mutual Funds:
	American Europacific Growth Class A	Mutual Fund	*	*	3,115,452
	Buffalo Small Cap Fund	Mutual Fund	*	*	324,336
	Columbia Acorn Fund Class Z	Mutual Fund	*	*	1,910,254
	PIMCO Total Return Fund	Mutual Fund	*	*	268,318
	Janus Perkins Mid Cap Value Fund	Mutual Fund	*	*	2,077,125
*	Vanguard 500 Index Fund	Mutual Fund	*	*	2,234,747
*	Vanguard Extended Market Index Fund	Mutual Fund	*	*	374,013
*	Vanguard Global Equity Fund	Mutual Fund	*	*	1,441,769
*	Vanguard Inflation-Protected Securities Fund	Mutual Fund	*	*	226,357
*	Vanguard Morgan Growth Fund	Mutual Fund	*	*	7,700,008
*	Vanguard Prime Money Market Fund	Mutual Fund	*	*	137,324
*	Vanguard Small-Cap Value Index Fund	Mutual Fund	*	*	3,055,013
*	Vanguard Target Retirement 2005	Mutual Fund	*	*	679,971
*	Vanguard Target Retirement 2010	Mutual Fund	*	*	257,772
*	Vanguard Target Retirement 2015	Mutual Fund	*	*	422,344
*	Vanguard Target Retirement 2020	Mutual Fund	*	*	1,098,387
*	Vanguard Target Retirement 2025	Mutual Fund	*	*	911,304
*	Vanguard Target Retirement 2030	Mutual Fund	*	*	692,120
*	Vanguard Target Retirement 2035	Mutual Fund	*	*	1,219,439
*	Vanguard Target Retirement 2040	Mutual Fund	*	*	1,541,040
*	Vanguard Target Retirement 2045	Mutual Fund	*	*	903,863
*	Vanguard Target Retirement 2050	Mutual Fund	*	*	401,041
*	Vanguard Target Retirement 2055	Mutual Fund	*	*	20,230
*	Vanguard Retirement Income Fund	Mutual Fund	*	*	149,892
*	Vanguard Total Bond Mkt Index Fund	Mutual Fund	*	*	5,362,905
*	Vanguard Total International Stk Index Fund	Mutual Fund	*	*	1,041,332
*	Vanguard Wellington Fund	Mutual Fund	*	*	6,235,152
*	Vanguard Windsor II Fund	Mutual Fund	*	*	2,905,323

	Total mutual funds				46,706,831

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	615,931

	Total Investments				57,271,714
	Notes receivable from participants	Interest rates from 4.25% - 8.75%			647,651

	Total Assets Held for Investment				$57,919,365

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Date: June 28, 2012	By:	/s/ Leslie Ritter
	Name:	Leslie Ritter
	Title:	Senior Vice President
Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm